UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

nFinanSe Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

65338C 10 9

(CUSIP Number)

Richard A. Silfen
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338C 10 9	SCHEDULE 13D	PAGE 2 OF 7

1	NAME OF REPORTING PERSON Jerry R. Welch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 971,271(1)*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 971,271(1)*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,271(1)*
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
Footnotes:
(1) Mr. Welch beneficially owns 946,271 shares of Common Stock underlying options that are exercisable within 60 days of January 25, 2010 and 25,000 shares of Common Stock.  This number does not include 50,000 shares of Common Stock (the “Excluded Shares”) underlying options that have not vested and are not exercisable within 60 days of January 25, 2010.  If the Excluded Shares were included in the beneficial ownership calculation, Mr. Welch would beneficially own 996,271 shares of Common Stock underlying options and 25,000 shares of Common Stock for an aggregate of 1,021,271 shares.

* If the Excluded Shares were included in the beneficial ownership calculation, the aggregate 1,021,271 shares would represent 9.3% of the outstanding shares of Common Stock.

CUSIP No. 65338C 10 9	SCHEDULE 13D	PAGE 3 OF 7

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on April 28, 2009 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) to reflect changes resulting from the repricing of all outstanding stock options (each an “Option”, and collectively the “Options”) of nFinanSe Inc. (the “Issuer”) held by Mr. Welch pursuant to that certain Amendment No. 1 to Stock Option Grants by and between the Issuer and Mr. Welch dated as of January 19, 2010 (the “Amended Option Agreement”).  The Amended Option Agreement amends the exercise price of the Options to $0.50 per share (the “Repricing”).  The Amended Option Agreement will become effective upon receipt of the approval of the Issuer’s stockholders (“Stockholder Approval”) at the annual meeting of stockholders to be held in 2010.  Therefore, the Repricing and Amended Option Agreement discussed herein will not be effective until Stockholder Approval has been obtained.  The Amended Option Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to that certain employment agreement by and between Mr. Welch and the Issuer dated as of September 5, 2006 (the “Employment Agreement”), the Non-Qualified Stock Option Agreement dated as of September 5, 2006 (the “NQSO Agreement”), and the Issuer’s 2007 Omnibus Equity Compensation Plan (the “2007 Plan”), Mr. Welch has been awarded certain stock options in consideration of his continued employment with the Issuer.

As of January 25, 2010, Mr. Welch has been awarded the following options to purchase shares of Common Stock under the 2007 Plan:

(i) on January 8, 2007, Mr. Welch was awarded an option to purchase 603,416 shares of Common Stock of the Company at a price of $1.50 per share;

(ii) on July 12, 2007, Mr. Welch was awarded an option to purchase 197,855 shares of Common Stock at a price of $3.40 per share;

(iii) on January 24, 2008, Mr. Welch was awarded an option to purchase 95,000 shares of Common Stock at a price of $4.00 per share; and

(iv) on February 23, 2009, Mr. Welch was awarded an option to purchase 250,000 shares of Common Stock at a price of $1.00 per share.  Of these shares, 50,000 shares will become fully vested on February 23, 2010 and 50,000 shares will vest ratably over the 12 months beginning March 31, 2010.  The vesting of the remaining 150,000 option shares was conditioned on the Issuer having positive EBITDA in any calendar month prior to September 30, 2009.  Because the Issuer did not meet certain EBIDTA targets, Mr. Welch forfeited his right to 150,000 option shares.  Accordingly, as of January 25, 2010, this option entitles Mr. Welch to purchase 100,000 shares of Common Stock at a price of $1.00 per share, subject to the vesting conditions described above.

On January 19, 2010, the Issuer and Mr. Welch entered into the Amended Option Agreement to amend the exercise price of the Options to $0.50 per share.  The Amended Option Agreement is subject to Stockholder Approval at the Issuer’s annual meeting of stockholders to be held in 2010.  The Amended Option Agreement and the Repricing will not be effective until such Stockholder Approval has been obtained.  No additional consideration was paid by Mr. Welch in connection with the Repricing.

From time to time, in consideration of his continued employment with the Issuer and as a result of other factors, Mr. Welch may receive additional awards of stock options or other securities of the Issuer pursuant to the 2007 Plan or another equity compensation plan of the Issuer.

CUSIP No. 65338C 10 9	SCHEDULE 13D	PAGE 4 OF 7

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Welch has received the shares of Common Stock set forth on this Schedule 13D in consideration for his continued employment with the Issuer.

(a)-(j)  Mr. Welch currently holds the shares of Common Stock set forth on this Schedule 13D for investment purposes.  Mr. Welch may from time to time, in his sole discretion, review his ownership position in the Issuer and may, based on such factors as he deems relevant, seek to acquire additional shares of Common Stock or other securities of the Issuer, dispose of shares of Common Stock or other securities of the Issuer (whether pursuant to a registered offering or otherwise), engage in discussions regarding items (a) through (j) of Item 4 of Schedule 13D, or take any of the actions set forth in such items.

On December 28, 2009, Mr. Welch sold 5,000 shares of Common Stock in an open market transaction for $0.08 per share, or an aggregate amount of $400.  As previously disclosed, on January 19, 2010, the Issuer and Mr. Welch entered into the Amended Option Agreement to amend the exercise price of the Options to $0.50 per share.  The Amended Option Agreement is subject to Stockholder Approval at the Issuer’s annual meeting of stockholders to be held in 2010.  The Amended Option Agreement and the Repricing will not be effective until such Stockholder Approval has been obtained.

Other than as set forth in response to Item 4 of this Schedule 13D, Mr. Welch has no plan or proposal which relates to, or would result in, any of the actions enumerated in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Mr. Welch beneficially owns 946,271 shares of Common Stock underlying options that are exercisable within 60 days of January 25, 2010 and 25,000 shares of Common Stock, an aggregate of 971,271 shares of Common Stock representing 8.9% of the outstanding shares of Common Stock.  The percentages used herein and elsewhere in this amendment are based on 9,934,452 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to Mr. Welch for purposes of this amendment.

(b)           Mr. Welch has sole power to vote the shares of Common Stock covered by this Schedule 13D.

(c)           Mr. Welch has engaged in the following transactions in the shares of Common Stock during the last 60 days:

Sale of Shares of Common Stock:

Date of Transaction	Number of Shares	Price Per Share	Type of Transaction
12/28/09	5,000	$0.08	Open market sale

CUSIP No. 65338C 10 9	SCHEDULE 13D	PAGE 5 OF 7

Option Repricing:

Date Issued	Expiration Date	Number of Option Shares	Original Exercise Price*	New Exercise Price*
01/08/07	01/07/17	603,416	$ 1.50	$ 0.50
07/12/07	07/11/17	197,855	$ 3.40	$ 0.50
01/24/08	01/24/18	95,000	$ 4.00	$ 0.50
02/23/09	02/22/19	100,000	$ 1.00	$ 0.50

Footnote:
* As previously disclosed, on January 19, 2010, the Issuer and Mr. Welch entered into the Amended Option Agreement to amend the exercise price of the Options to $0.50 per share.  The Amended Option Agreement is subject to Stockholder Approval at the Issuer’s annual meeting of stockholders to be held in 2010.  The Amended Option Agreement and the Repricing will not be effective until such Stockholder Approval has been obtained.  In the event that Stockholder Approval is not obtained, the original exercise price of the Options set forth in the table above will remain unchanged.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:
The Employment Agreement had an initial term from September 5, 2006 to December 31, 2008 and provides Mr. Welch with a current annual salary of $275,000. The Employment Agreement is automatically renewed for successive two year terms unless otherwise terminated in accordance with the Employment Agreement. Additionally, pursuant to the Employment Agreement and the NQSO Agreement, on January 8, 2007, pursuant to the 2007 Plan and that certain 2007 Omnibus Equity Compensation Plan Incentive Stock Option Grant Agreement dated January 8, 2007, Mr. Welch was awarded an option to purchase 603,416 shares of Common Stock at an exercise price of $1.50 per share, which, using the Black-Scholes option pricing model, were valued at an aggregate of approximately $845,000. As of January 25, 2010, all of the options have vested. The grant was equal to 4.25% of the total of the Issuer’s then outstanding shares, options and warrants as of December 28, 2006.
On July 12, 2007, pursuant to the 2007 Plan and that certain 2007 Omnibus Equity Compensation Plan Incentive Stock Option Grant Agreement dated July 12, 2007, Mr. Welch was awarded an option for 197,855 shares of Common Stock at an exercise price of $3.40 per share, which, using the Black-Scholes option pricing model, were valued at an aggregate of approximately $619,000. As of January 25, 2010, all of the options have vested and the aggregate value of the options was recognized as stock-based compensation expense on a straight line basis as the options vested. The grant was equal to approximately 4.25% of the shares of the Issuer’s total stock and warrants issued under certain Securities and Purchase Agreements dated June 29, 2007.

CUSIP No. 65338C 10 9	SCHEDULE 13D	PAGE 6 OF 7

On January 24, 2008, pursuant to the 2007 Plan and that certain 2007 Omnibus Equity Compensation Plan Incentive Stock Option Grant Agreement dated January 24, 2008, Mr. Welch was awarded an option for 95,000 shares of Common Stock at an exercise price of $4.00 per share, which, using the Black-Scholes option pricing model, were valued at an aggregate of approximately $233,725. As of January 25, 2010, all of the options have vested.
On February 23, 2009, pursuant to the 2007 Plan and that certain 2007 Omnibus Equity Compensation Plan Incentive Stock Option Grant Agreement dated February 23, 2009, Mr. Welch was awarded an option for 250,000 shares of Common Stock at an exercise price of $1.00 per share which, using the Black-Scholes option pricing model, were valued at an aggregate of $143,840. Of these shares, 50,000 option shares will become fully vested on February 23, 2010 and 50,000 option shares of Common Stock will vest ratably over the 12 months beginning March 31, 2010. The vesting of the remaining 150,000 option shares was conditional on the Issuer having positive EBITDA in any calendar month prior to September 30, 2009. Because the Issuer did not meet certain EBITDA targets as of September 30, 2009, Mr. Welch forfeited his right to 150,000 option shares. Accordingly, as of January 25, 2010, this option entitles Mr. Welch to purchase 100,000 shares of Common Stock at a price of $1.00 per share, subject to the vesting conditions described above.

As previously disclosed, on January 19, 2010, Mr. Welch entered into the Amended Option Agreement which decreases the exercise price of all Options held by Mr. Welch to $0.50 per share.  In each case, the expiration date and vesting schedule have been maintained. The Amended Option Agreement is subject to Stockholder Approval at the Issuer’s annual meeting of stockholders to be held in 2010.  The Amended Option Agreement and the Repricing will not be effective until such Stockholder Approval has been obtained.  The Amended Option Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
1	Amendment No. 1 to Stock Option Grant by and between the Issuer and Jerry R. Welch dated January 19, 2010.

CUSIP No. 65338C 10 9	SCHEDULE 13D	PAGE 7 OF 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2010

By: /s/ Jerry R. Welch
Name: Jerry R. Welch
Title: Chief Executive Officer